January 11, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	The Navigators Group, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

This letter is in response to the Division of Corporation Finance’s comment letter dated December 12, 2012, in which you requested additional information based on your review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”). For ease of reference, the comments included in your letter are repeated below, and our response immediately follows the comments. Any information in the responses below that the Company has indicated will be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 14. Dividends from Subsidiaries and Statutory Financial Information, page F-40

SEC Comment:

1.	Please address the following by providing us proposed disclosure to be included in future periodic reports or by providing the requested analysis:

•	Disclose the amount of retained earnings or net income that is restricted or free of restriction from the payment of dividends by Navigators Group, Inc. to its stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X. We acknowledge your disclosure that the parent company has not paid or declared any cash dividends on its common stock.

•	Disclose the amount of restricted net assets for subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

•	Revise to disclose statutory capital and surplus of the Insurance Companies as you currently disclose only statutory surplus. Refer to ASC 944-505-50-1a.

•	Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements for the Insurance Companies. Refer to ASC 944-505-50-1b.

Jim B. Rosenberg

Securities and Exchange Commission

December 27, 2012

•	For the Lloyd’s Operations, disclose:

•	The amount of statutory capital and surplus as of each balance sheet date;

•	The amount of statutory net income or loss for each year a statement of income is presented; and

•	The amount of statutory capital and surplus necessary to satisfy regulatory requirements.

Refer to ASC 944-505-50-1 and Rule 7.03(a)(23)(c) of Regulation S-X.

•	Remove reference to any data as “unaudited” as the information is required by GAAP and Regulation S-X.

•	Provide us your analysis the applicability of ASC 944-505-50-2 through 6 for the Insurance Companies and Lloyd’s Operations.

Navigators Response:

We have no amount of retained earnings or net income that is restricted in any year other than the restrictive covenants under our credit facility and the regulatory capital and surplus requirements applicable to our subsidiaries. We currently disclose the amount of retained earnings that is free of restriction from the payment of dividends by our Insurance Companies. We will add the disclosure for the amount of retained earnings that is restricted from payment of dividends by our Lloyd’s Operations.

We will disclose the amount of restricted net assets in our footnotes to the audited consolidated financial statements of our 2012 annual report on Form 10-K as provided by Rule 4-08(e)(3). Our analysis as of December 31, 2011 and 2010, which also provides insight to the nature and type of restricted net assets, is presented in the following table:

	As of December 31,
In thousands	2011	2010
Restricted Net Assets:
Insurance Companies (1)	$13,984	$12,573
Lloyd’s Operations (2)	448,474	422,246

Total Restricted Net Assets	$462,458	$434,819

(1) - Consists of various regulatory deposits.

(2) - Consists of various regulatory deposits and trust accounts to satisfy regulatory requirements.

We will disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements for the Insurance Companies.

We will disclose the amount of statutory capital and surplus, the regulatory income, as well as the capital and surplus necessary to satisfy regulatory requirements for our Lloyd’s Operations.

We will remove the references to unaudited information.

Jim B. Rosenberg

Securities and Exchange Commission

December 27, 2012

There are no adjustments to the regulatory surplus or risked based capital of our Insurance Companies or Lloyd’s Operations resulting from prescribed or permitted accounting practices; therefore, we do not prepare an analysis on the applicability of ASC 944-505-50-2 through 6 for the Insurance Companies and Lloyd’s Operations.

In response to the SEC comment, accordingly, we will modify our disclosures (underline indicates additions, ~~strikeouts~~ represent deletions) beginning in our annual report on Form 10-K for the year ending December 31, 2012, as follows:

Note 14. Dividends and Statutory Financial Information

The Parent Company has not paid or declared any cash dividends on common stock. There are no regulatory restrictions on the ability of the Parent Company to pay dividends. While there is no intention to pay cash dividends on the common stock, future declarations, if any, are at the discretion of our Board of Directors. The amounts of such dividends will be dependent, upon other factors such as, our results of operations and cash flow, financial condition and business needs, restrictive covenants under our credit facility that require us to maintain certain consolidated tangible net worth, the capital and surplus requirements of our subsidiaries, and applicable insurance regulations that limit the amount of dividends that may be paid by our regulated insurance subsidiaries. Refer to Note 8, Credit Facility, for additional information on the restrictions of our credit facility that limit the amount of dividends that may be paid by our subsidiaries.

The amount and nature of net assets that are restricted from payment of dividends as of December 31, 2011 and 2010 are presented in the following table:

	As of December 31,
In thousands	2011	2010
Restricted Net Assets:
Insurance Companies (1)	$13,984	$12,573
Lloyd’s Operations (2)	448,474	422,246

Total Restricted Net Assets	$462,458	$434,819

(1) - Consists of various regulatory deposits.

(2) - Consists of various regulatory deposits and trust accounts to satisfy regulatory requirements.

In addition to the Company’s restricted net assets provided in the table above, there are regulatory limitations on the payment of dividends by our subsidiaries, discussed below, and the Company’s letter of credit facility is secured by all of the common stock of Navigators Insurance Company.

Insurance Companies

Navigators Insurance Company may pay dividends to the Parent Company out of its statutory earned surplus pursuant to statutory restrictions imposed under the New York insurance law. As of December 31, 2011, the maximum amount available for the payment of dividends by Navigators Insurance Company during 2011 without prior regulatory approval is $59.2 million. Navigators Insurance Company paid $45.0 million, $40.0 million, and $25.0 million in dividends to the Parent Company in 2011, 2010 and 2009, respectively.

Jim B. Rosenberg

Securities and Exchange Commission

December 27, 2012

The Insurance Companies’ statutory net income as filed with the regulatory authorities for 2011~~(unaudited)~~, 2010 and 2009 was $16.3 million, $85.7 million and $44.5 million, respectively. The statutory capital and surplus as filed with the regulatory authorities was $662.2 million and $686.9 million as of December 31, 2011 (~~unaudited)~~ and 2010, respectively.

The NAIC has codified statutory accounting practices (“SAP”) for insurance enterprises. As a result of this process, the NAIC issued a revised Statutory Accounting Practices and Procedures Manual that became effective January 1, 2001, and is updated each year. We prepare our statutory basis financial statements in accordance with the most recently updated statutory manual subject to any deviations prescribed or permitted by the New York Insurance Commissioner. The significant differences between SAP and GAAP, as they relate to our operations, are as follows: (1) acquisition and commission costs are expensed when incurred, while under GAAP these costs are deferred and amortized as the related premium is earned; (2) bonds are stated at amortized cost, while under GAAP bonds are classified as available-for-sale and reported at fair value, with unrealized gains and losses recognized in other comprehensive income as a separate component of stockholders’ equity; (3) certain deferred tax assets are not permitted to be included in statutory surplus, while under GAAP deferred taxes are provided to reflect all temporary differences between the carrying values and tax basis of assets and liabilities; (4) unearned premiums and loss reserves are reflected net of ceded amounts, while under GAAP the unearned premiums and loss reserves are reflected gross of ceded amounts; (5) agents’ balances over ninety days due are excluded from the balance sheet, and uncollateralized amounts due from unauthorized reinsurers are deducted from surplus, while under GAAP they are restored to the balance sheet, subject to the usual tests regarding recoverability.

The NAIC has adopted Risked Based Capital (“RBC”) requirements to elevate the adequacy of statutory capital and surplus in relation to risks associated with: (1) asset risk; (2) insurance risk; (3) interest rate and equity market risk; and (4) business risk. The RBC formula is designated as an early warning tool for the states to identify possible undercapitalized companies for the purpose of initiating regulatory action. In the course of operations, we periodically monitor the RBC level of the Navigators Insurance Company. As of December 31, 2011 and 2010, the Navigators Insurance Company exceeded the company action RBC levels. The RBC ratio of Navigators Insurance Company was approximately 307.8% and 328.9% of the company action level as of December 31, 2011 and 2010, respectively.

As part of its general regulatory oversight process, the New York State Department of Finance conducts detailed examinations of the books, records and accounts of New York insurance companies every three to five years. In 2011, the New York State Department of Finance conducted an examination of Navigators Insurance Company and Navigators Specialty Insurance Company for the years 2005 through 2009. The U.K. Branch is required to maintain certain capital requirements under U.K. regulations and subject to examination by the U.K. Financial Services Authority (FSA).

Lloyd’s Operations

Lloyd’s sets the corporate members’ required capital annually based on the Syndicate 1221’s business plans, rating environment, reserving environment and input arising from Lloyd’s discussions with regulatory and rating agencies. The capital requirements of Syndicate 1221, known as Funds at Lloyd’s (the “FAL”), is currently calculated using the internal Lloyd’s risk-based capital model. The FAL may comprise cash, investments and undrawn letters of credit provided by various banks. As of December 31, 2011, the FAL requirement set by Lloyd’s for Syndicate 1221 was $206.8 million based on its business plan, approved in November 2010.

Jim B. Rosenberg

Securities and Exchange Commission

December 27, 2012

Actual FAL posted for Syndicate 1221 as of December 31, 2011 and 2010 was $227.3 million and $195.9 million, respectively, as supported primarily by letters of credit and undistributed profits. The amount by which the Company provides FAL is not available for distribution to the Company for payment of dividends. The Company’s corporate members may also be required to maintain funds under the Control of Lloyd’s in excess of their capital requirements and such funds also may not be available for distribution to the Company for the payment of dividends. Refer to Note 10, Lloyd’s Syndicate 1221, for additional information.

The primary source of income for the Lloyd’s Operations is generated through Syndicate 1221. Syndicate 1221 is subject to oversight by the Council of Lloyd’s. Lloyd’s as a whole is authorized and regulated by the FSA. Syndicate 1221’s pre-tax regulatory income as filed with Lloyd’s for 2011, 2010 and 2009 was $5.3 million, $6.5 million and $28.6 million, respectively. The Syndicate’s regulatory capital and surplus as filed with Lloyd’s was $68.2 million and $64.1 million as of December 31, 2011 and 2010, respectively. The difference between our Syndicate’s regulatory capital and surplus and the FAL primarily consists of Company provided letters of credit. As of December 31, 2011, after taking into account the foregoing regulatory restrictions, our Lloyd’s Operations had the capacity to pay dividends of up to $18.3 million to the Company.

We prepare our Lloyd’s regulatory financials on a U.K. GAAP basis. The significant differences between U.K. GAAP and GAAP, as they relate to our operations, are as follows: (1) changes in unrealized gains and losses related to bonds classified as available - for - sale securities and reported at fair value are recorded through the income statement, while under GAAP the changes in unrealized gains and losses are recorded through other comprehensive income as a separate component of stockholders’ equity; (2) realized foreign exchange on inter-currency conversions are recorded through the income statement, while under GAAP foreign exchange translation is recorded through other comprehensive income as a separate component of stockholders’ equity; (3) Lloyd’s membership costs are not deferred for U.K. GAAP, while under GAAP a prepaid asset is established and amortized over each year of account.

In connection with the filing of our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2011 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2011 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (914) 933-6043 or Bruce Byrnes at (914) 933-6086.

Respectfully submitted,

The Navigators Group, Inc.

By:	/s/ Ciro M. DeFalco
Name:	Ciro M. DeFalco
Title:	Senior Vice President and Chief Financial Officer (Principal Financial Officer)